L-3 COMMUNICATIONS HOLDINGS, INC.

L-3 COMMUNICATIONS CORPORATION

600 THIRD AVENUE

NEW YORK, NY 10016

October 23, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.

L-3 Communications Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 25, 2014

Form 8-K filed July 31, 2014

Response dated September 10, 2014

File No. 001-14141

File No. 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated September 25, 2014, relating to the above-referenced documents. In addition, this letter responds to a question received telephonically by L-3 Communications Holdings, Inc.’s (the “Company”) Chief Financial Officer on September 29, 2014 from Kathryn T. Jacobson, a Senior Staff Accountant of the SEC.

For your convenience, the text of the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 8-K filed July 31, 2014

1.	We note your response to comment 2. Refer to Table G. Please tell us the nature of the out-of-period sales adjustments, consisting of a $16 million sales increase for the Aerospace Systems segment and a $10 million sales increase for the Communications Systems segment. Additionally, tell us when these amounts were initially recorded and why the timing of these amounts have changed for revenue recognition purposes.

The Company advises the Staff that the $16 million sales increase for the Aerospace Systems segment is comprised of an increase of $17 million for out of period amounts that were included in the Company’s previously issued financial statements, partially offset by a decrease of $1 million arising out of the internal review of the Aerospace Systems segment and included in the Company’s preliminary results, as disclosed in our Current Report on Form 8-K dated July 31, 2014 (the “July Form 8-K”). The $17 million of out of period amounts are as follows:

(1)	An increase of $14 million related to a deposit received from a customer to obtain satellite airtime from a subcontractor. The deposit was incorrectly recorded as sales when received in the fourth quarter of 2012 rather than amortized on a straight line basis to sales during 2013 as the satellite airtime was utilized. The adjustment corrects for this error by recording sales in each of the first, second, third and fourth quarters of 2013 and removing the incorrectly recorded sales from our results of operations for the fourth quarter of 2012;

(2)	An increase of $5 million for costs incorrectly accrued in the fourth quarter of 2012 for goods and services received in the first quarter of 2013. The costs relate to several fixed-price type contracts accounted for under Accounting Standards Codification (“ASC”) 605-35, Revenue Recognition, Construction-Type and Production-Type Contracts, (“Contract Accounting”) using the percentage-of-completion cost-to-cost method to recognize revenue. Sales on fixed-price type contracts using the cost-to-cost method are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimate at completion (“EAC”) cost, multiplied by (i) the total estimated contract value, less (ii) the cumulative sales recognized in prior periods. These costs were accrued and included in actual cumulative costs incurred in the fourth quarter of 2012 rather than in the first quarter of 2013. The adjustment corrects for this error by recording sales in the first quarter of 2013 when the goods and services were actually received and removing the incorrectly recorded sales from our results of operations for the fourth quarter of 2012; and

(3)	A decrease of $2 million for several unrecorded liabilities that were incorrectly recorded in the first quarter of 2013 for goods and services received in the fourth quarter of 2012. These costs primarily relate to cost-plus type contracts. Sales on cost-plus type contracts are recognized as allowable costs are incurred on the contract plus an estimated profit on those costs. These costs should have been accrued in the fourth quarter of 2012 when the goods and services were received rather than in the first quarter of 2013. The adjustment corrects for this error by recording sales for the allowable costs in the fourth quarter of 2012 and removing the incorrectly recorded sales on the allowable costs from our results of operations for the first quarter of 2013.

The $10 million sales increase for the Communications Systems segment represents an unfavorable change in the estimate-to-completion (“ETC”) on a networked communications contract that was recorded in the first quarter of 2013 but should have been recorded in the fourth quarter of 2012. This relates to a fixed-price type contract accounted for under Contract Accounting standards using the percentage-of-completion cost-to-cost method. The increase in the ETC costs increased the total EAC cost, and, as a result, reduced the percent completed and related sales on a cumulative catch up basis. Accordingly, sales should have been negatively impacted for the lower percent completed in the fourth quarter of 2012. The adjustment corrects for this error by reducing the sales in the fourth quarter of 2012 and removing the negative impact to sales from the first quarter of 2013.

2.	Regarding the out-of-period adjustments, please reconcile for us the information provided to us in your response to comment 2 with the adjustment amounts disclosed in Table G.

The Company advises the Staff that Attachment I hereto reconciles the information provided to the Staff on September 10, 2014 in comment 2 to Table G disclosed in the Company’s July Form 8-K.

3.	Based on the reasons for the “previously identified errors” and your internal review of the DOD contract, tell us if you have re-evaluated the effectiveness of your internal controls over financial reporting and what your conclusions are.

As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2014, the Company has identified certain material weaknesses in its internal control over financial reporting (“ICFR”) that existed as of December 31, 2013, March 28, 2014 and June 27, 2014. In each case, these material weaknesses related to the findings of the internal review of the Aerospace Systems segment. Solely as a result of these material weaknesses, the Company has concluded that its ICFR and disclosure controls and procedures (“DC&P”) were not effective as of December 31, 2013. Accordingly, in addition to the revisions of financial statements, the Company has amended its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 to, among other things, revise its conclusions and disclose that management has concluded that the Company’s ICFR and DC&P were not effective as of December 31, 2013.

In addition, solely as a result of these material weaknesses, the Company has concluded that its DC&P were not effective as of March 28, 2014 and June 27, 2014. Accordingly, the Company has amended its Quarterly Report on Form 10-Q for the quarter ended March 28, 2014, to, among other things, revise its conclusions and disclose that its DC&P were not effective at March 28, 2014. Furthermore, the Company disclosed its conclusions that its DC&P were not effective at June 27, 2014 in its Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2014.

4.	We note your response to comment 3. Tell us more in detail the nature of a fixed price logistics and maintenance support contract, why such contract is not covered under ASC 605-35-15-3c, and why immediate loss recognition is precluded, even when costs to complete such service agreement together with any related deferred costs exceed revenues expected to be realized under the agreement.

The Company advises the Staff that the customer for the fixed-price maintenance and logistics support contract is the U.S. Army Fixed Wing Program Office. The initial contract period began on December 1, 2010 and ended January 31, 2011. The contract had four option years which have all been exercised by the customer. The contract also includes a standard provision that allows the customer to extend the term of the contract for up to six months at the end of the final option year. The Company expects the customer will decide to extend the term of the contract from January 31, 2015 to July 31, 2015.

The scope of work under the contract is that of maintenance and repair services to provide Life Cycle Contractor Support (“LCCS”) for 194 U.S. Army C-12 fixed wing aircraft world-wide, located at 65 continental U.S. Army bases and 15 U.S. Army bases outside of the continental U.S. The U.S. Army C-12 aircraft is a military version of an executive passenger and transport aircraft based on the Beech Model 200 Super King Air. U.S. Army C-12 aircraft, including two variants (RC-12 and UC-35), are used for several functions, including embassy support, medical evacuation, VIP transport, passenger and light cargo transport, and surveillance missions. The Company is not the manufacturer, designer, or developer of the C-12 aircraft or its variants, nor does the scope of work under the contract require the Company to modify the aircraft. The Company’s obligation under this LCCS contract is primarily a maintenance, logistics and support efforts on the three variants of the C-12 aircraft. Under the contract, the Company must maintain a state of readiness to perform required maintenance and repair on all aircraft at all bases so that each aircraft is available to perform its mission more than 85% of the time. Also, as part of the maintenance and repair requirement, the Company is required to manage customer and Company owned spare parts and tools inventories at each base to ensure their availability when needed. The Company is not the manufacturer, designer or developer of any of the spare parts. The spare parts are all acquired from outside suppliers in the normal course of business. The maintenance and repair activities are routine and well established and do not require any design, development, modification or manufacturing activities (ASC 605-35-15-3c) of the C-12 aircraft or its spare parts, or produce a tangible product as the principal intended result (ASC 605-35-15-6).

Accordingly, the contract does not meet the Contract Accounting criteria in ASC 605-35-15-3c because the Company is not designing, developing, manufacturing or modifying the three variants of the C-12 aircraft. The Company advises the Staff that the maintenance and repair services do not produce a tangible product as the principal intended result and that the Company believes that this fixed-price LCCS contract is correctly accounted for in accordance with ASC 605-10-S99 (formerly SAB No. 104), Revenue Recognition. Therefore, the Company recognizes costs to fulfill its obligations under the contract to cost of sales as costs are incurred and, as a result, losses are recognized on an as incurred basis. The Company believes that it is not appropriate to recognize liabilities for expected future losses on fixed-price LCCS type contracts accounted for in accordance with SAB No. 104 prior to those losses being incurred because current authoritative literature does not specifically allow for such accounting treatment.

*            *             *

In response to Ms. Jacobson’s question as to whether the Company believes that disclosure under Item 4.02 of Form 8-K is required in connection with the Company’s amendment to its Annual Report on Form 10-K for the period ended December 31, 2013, the Company advises the Staff that it believes that no Item 4.02 disclosure is required.

As discussed in its comment response letter, dated September 10, 2014, in accordance with ASC 250-10-S99 and S55, Accounting Changes and Error Correction, the Company performed an analysis to determine if the impact of the internal review, adjustments for immaterial out-of-period amounts and correction for the accounting for a sales type lease transaction were material to previously issued financial statements. Based on this analysis, the Company believes that its previously issued financial statements are not materially misstated on either a quantitative or qualitative basis. However, the Company believes that correcting these errors in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2014, would, in the aggregate, cause a material misstatement to forecasted pre-tax income and net income for the fiscal year ending December 31, 2014. Therefore, the Company corrected these errors in its revised historical financial statements for the year ended December 31, 2013 and the quarterly period ended March 28, 2014. Accordingly and notwithstanding the Company’s revision of its previously issued historical financial statements, the Company believes that these previously issued financial statements can continue to be relied upon and, as a result, no disclosure under Item 4.02 of Form 8-K is required.

*            *             *

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (212) 805-5261.

Sincerely,

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Senior Vice President and Chief Financial Officer

L-3 Communications Holding, Inc. and L-3 Communications Corporation

Table G Reconciliation

($ in millions)

Attachment I

	TABLE G						Reconciling Items - Second Half 2013
	March 29,		June 28,		1st Half		September 27.		December 31.		9/10/2014
	2013		2013		2013		2013		2013		Response
		Operating		Operating		Operating		Operating		Operating	Operating
Nature of Adjustment	Sales	Income	Sales	Income	Sales	Income	Sales	Income	Sales	Income	Income
Aerospace Systems:
Sub-contractor subscription deposit	$7.2	$0.7	$7.2	$0.7	$14.4	$1.4	$7.2	$0.7	$4.6	$0.3	$2.4
Costs accruals for goods/services received	4.8	0.4	—	—	4.8	0.4	—	—	—	—	0.4
Unrecorded liabilities	(1.8)	0.1	—	—	(1.8)	0.1	—	—	—	—	0.1
Accrued vacation	—	(1.6)	—	(1.5)	—	(3.1)	—	(1.5)	—	6.0	1.4

Aerospace Systems Sub-total - out of period adjustments	$10.2	$(0.4)	$7.2	$(0.8)	$17.4	$(1.2)	$7.2	$(0.8)	$4.6	$6.3	$4.3

Preliminary internal review results - inappropriate cost deferrals	—	(6.3)	(1.0)	(5.1)	(1.0)	(11.4)

Aerospace Systems Total	$10.2	$(6.7)	$6.2	$(5.9)	$16.4	$(12.6)

Communication Systems:
Higher development and material costs for networked communications systems	9.9	9.9	—	—	9.9	9.9	—	—	—	—	9.9

Communication Systems Total	$9.9	$9.9	$—	$—	$9.9	$9.9	$—	$—	$—	$—	$9.9

Note:

The Company advises the Staff that the differences between the Company’s response to comment #2 in its response letter dated September 10, 2014 (“September Response”) and the amounts disclosed on Table G in the Company’s earnings release filed on Form 8-K dated July 31, 2014 (“July Form 8-K”) are:

(1)	Table G in the July Form 8-K included the preliminary initial adjustments related to the Aerospace Systems segment internal review (with the final adjustments included in the Company’s amended filings), whereas the September Response only included the immaterial out of period amounts, and

(2)	The amounts disclosed in the September Response are the 2013 full year impacts of the immaterial out of period amounts, whereas Table G in the July form 8-K was only for the first and second quarters of 2013.